Exhibit 8.1

Subsidiaries of MAC Copper Limited

The table below sets forth a complete list of the Company’s subsidiaries as of December 31, 2024:

Name of Subsidiary	Jurisdiction of Incorporation
Cobar Management Pty. Limited	Australia
MAC AU 1 Pty Ltd	Australia
MAC AU 2 Pty Ltd	Australia
MAC AU 3 Pty Ltd	Australia
MAC AU 4 Pty Ltd	Australia
Metals Acquisition Corp. (Australia) Pty Ltd	Australia